SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The attached exhibits pertain to the 30.44%-owned subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, the “Company”) of B Communications Ltd., the Registrant’s controlled subsidiary.

99.1	Periodic Report of the Company for the Year 2009: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2009: Chapter B - Directors' Report on the State of the Company's Affairs

99.3	Periodic Report of the Company for the Year 2009: Chapter C - Financial Statements

99.4	Periodic Report of the Company for the Year 2009: Chapter D - Additional Information about the Company

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2009

99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: June 28, 2010

EXHIBIT INDEX

The attached exhibits pertain to the 30.44%-owned subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, the “Company”) of B Communications Ltd., the Registrant’s controlled subsidiary.

EXHIBIT NO.                                DESCRIPTION

99.1	Periodic Report of the Company for the Year 2009: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2009: Chapter B - Directors' Report on the State of the Company's Affairs

99.3	Periodic Report of the Company for the Year 2009: Chapter C - -Financial Statements

99.4	Periodic Report of the Company for the Year 2009: Chapter D - Additional Information about the Company

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2009

99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2009